Presseinformation
Press release
Bulletin de presse
Boletín de prensa

10 November 2004

Order bookings underpin confidence at KRONES; increased sales and higher earnings anticipated for 2004

Even under very difficult market conditions overall, KRONES continues to progress the sustained growth of recent years.

The world's largest manufacturer of beverage filling and packaging machinery achieved order bookings of 1,200 million euros (preceding year: 1,072 million euros) for the first nine months of 2004. This corresponds to a rise of approximately 12 % on a like-for-like basis.

Orders on hand, up by a resultant 13 % at 704 million euros on 30 September 2004 (30 September 2003: 622 million euros), assure good capacity utilisation, and sound prospects for further growth in 2005.

From January to September 2004, the KRONES Group achieved sales revenues amounting to 1,115 million euros (preceding year: 1,065 million euros), a rise of 5 %.

KRONES' profits after taxes in the year's first nine months also showed a modest improvement, up by + 2 % to reach 46.7 million euros (preceding year: 45.9 million euros).

The interim result for the year's 3rd quarter has been affected, for example, by the postponed completion of a major order. In the case of line and plant manufacturers like KRONES, particularly, quarterly reports suffer from a short-termism that does not adequately reflect the way business is actually developing.

For 2004 as a whole, KRONES is still on course for its defined growth targets of between + 5 % and + 10 % (2003: 1,435 million euros of consolidated sales). At the same time, the company expects net income to improve once again (2003: 60.4 million euros).

With a series of purposeful projects and initiatives, KRONES' goals for 2005 are to enhance productivity still further, improve its processes and cut its costs relative to sales. A contribution here can also come from flexibilising and increasing the weekly working hours of KRONES' staff, a subject currently being negotiated between the Executive Board and the workforce representatives.

You will also find this press release on the internet for downloading under http://www.krones.com.

KRONES AG
Press Dept.
Böhmerwaldstrasse 5
D-93073 Neutraubling
Germany
Telephone ++49 (0) 9401 / 70 2222
Telefax ++49 (0) 9401 / 70 3496
email presse@krones.de
Internet www.krones.com

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